February 10, 2023

Via E-mail

Ren  e Fuller
Fidelity   Investments
245 Summer Street
Boston, MA 02210

         Re: Fidelity Cherry Street Trust
             File No. 811-23840

Dear Ms. Fuller:
          On January 11, 2023, you filed a registration statement on Form N-1A on behalf of the
Fidelity Cherry Street Trust (the    Fund   ). We have reviewed the
registration statement and have
provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.
                                        LEGAL COMMENTS

                                     Declaration of Trust

   1. Page 14   Derivative Actions   Please disclose the pre-suit demand
requirement in an
      appropriate location in the Prospectus.

   2. Page 23   Exclusive Jurisdiction   Please disclose in an appropriate
location in the
      Prospectus the exclusive federal forum provision and the corresponding risks (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum and that there is a question regarding the enforceability of this provision since the 1933 Act and
      1940 Act permit shareholder to bring claims arising from these Acts in both state and federal courts).

   3. Page 23   Jury Trial Waiver   Please disclose in an appropriate location
in the Prospectus
      that shareholders waive the right to a jury trial.
 Ren  e Fuller
Fidelity Cherry Street Trust
Page 2

                                            Prospectus

    4. Page 3   Fund Summary   Under Form N-1A Item 5(a), Instruction 2,    A
Fund having
       three or more sub-advisers, each of which manages a portion of the Fund s portfolio, need not identify each such sub-adviser, except that the Fund must identify any sub-
       adviser that is (or is reasonably expected to be) responsible for the management of a
       significant portion of the Fund   s net assets. For purposes of this
paragraph, a significant
       portion of a Fund   s net assets generally will be deemed to be 30% or
more of the Fund   s
       net assets.    Please confirm that the three sub-advisers for the Fund
will not handle a
       significant portion of net assets as defined in the instruction, or revise this section to identify any sub-adviser that is (or is reasonably expected to be) responsible for a
       significant portion of the Fund   s net assets.

    5. Page 4   Principal Investment Strategies   The Fund states,    The
Adviser may use
       derivative instruments and securities of other investment companies such as exchange-
       traded funds to equitize cash in situations involving large cash inflows or anticipated
       large redemptions.    Based on this sentence, it appears that the Fund
may invest
       principally in ETFs. Please disclose in the Prospectus principal risks related to ETF investing, or explain why they are not necessary.

    6. Pages 6-7   Principal Risks   A temporary defensive positions discussion
is included
       within the leverage risk. For clarity, please discuss temporary defensive positions in its own paragraph and heading.

    7. Page 14   Advisory Fees   The Fund states,    For each fund that invests
in Fidelity
       Hedged Equity Central Fund in a given month, the Adviser receives a fee equal to 50% of the monthly management fee rate (including performance adjustments, if any) that the
       Adviser receives from the investing fund, multiplied by the average net assets invested by that fund in Fidelity Hedged Equity Central fund for the month.
Adviser    is defined on
       page 3 as Fidelity Diversifying Solutions LLC. It appears that the defined term
          Adviser    is possibly being used to mean two different advisers and
is therefore
       confusing. Also, it appears that, in addition to funds, institutional investors may invest in the Fund, but how such institutional investors are charged advisory fees is not clear in the registration statement. With these aspects in mind, please revise this sentence for clarity.

                               Statement of Additional Information

    8. Page 3   Investment Policies and Limitations   Please indicate under
Item 16(a) of Form
       N-1A, if applicable, that the fund is diversified.

    9. Page 5   Please update the asset segregation section, as it appears to be out of date with
       reference to effective Rule 18f-4 of the 1940 Act.

    10. Page 9   The Fund states,    A fund may cover its transactions in
futures contracts and
        related options by identifying on its books cash or liquid assets or by other means, in any manner permitted by applicable law as discussed herein under the
caption    Investment
 Ren  e Fuller
Fidelity Cherry Street Trust
Page 3

        Policies and Limitations -- Asset Segregation.       Please review this
sentence in light of
        Rule 18f-4 of the 1940 Act.

    11. Page 24   Trustees and Officers   Please clarify where the    Statement
of Policy    may be
        viewed.

    12. Page 25   Trustees and Officers   Throughout the Trustees and Officers
section, please
        revise to comply with Item 17(a)(1) of Form N-1A, which requires the number of portfolios in the fund complex overseen.

    13. Page 31   Management Fees   Like comment 7 above, this paragraph
assumes FDS is the
        adviser to both the Fund and the investing fund, which may not be the case. If FDS will be the adviser for both funds, please clarify in the Advisory Fees section on page 14 of the Prospectus. Otherwise, please revise this section to reflect clearly the fees to be paid to FDS and who will pay such fees.

    14. Page 31   Sub-Advisers   With reference to the sub-advisers, please
provide the
        compensation information required by Item 19(a)(3) of Form N-1A.

    15. Page 32   Compensation   The next to last paragraph on the page begins
an apparently
        repetitive discussion of compensation. Please review, and if repetitive, please consider removing while maintaining clarity regarding co-managers Eric Granat and Mitch
        Livstone.

                                   ACCOUNTING COMENTS

There are no accounting comments at this time.

                                              Closing

        A response to this letter should be in the form of a post-effective amendment to this registration statement. The post-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter, and briefly state the basis for your position.

        We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.
 Ren  e Fuller
Fidelity Cherry Street Trust
Page 4

          Should you have any questions regarding this letter, please contact me at (202) 551-
6197.


                                                     Sincerely,
                                                     /s/ Ryan Sutcliffe
                                                     Staff Attorney

cc:     John Lee, Branch Chief
        Christian Sandoe, Assistant Director